Contact

www.linkedin.com/in/joseph-stilphen-a7b2a93b (LinkedIn)

Top Skills

Cross-functional Team Leadership
Communication
Corporate FP&A

Joseph Stilphen

CFO & COO - Reel & HoldOn
Columbus, Ohio, United States

Summary

As Chief Financial Officer at Reel, with over three years of leadership experience in this role, I lead financial strategy and corporate FP&A to drive organizational growth and operational efficiency. My work emphasizes cross-functional collaboration to enable data-driven decision-making and optimize outcomes across sales, marketing, supply chain, and product development. With a proven track record in financial leadership roles at SBM Life Science and Procter & Gamble, I bring expertise in corporate finance, communication, and cross-functional team leadership. My focus remains on empowering teams and simplifying complexities to deliver impactful solutions that align with Reel's mission and strategic goals.

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Experience

Reel
Chief Financial Officer
September 2022 - Present (3 years 8 months)
Raleigh, North Carolina, United States

SBM Life Science
Head of Finance, North America
June 2021 - September 2022 (1 year 4 months)
Raleigh, North Carolina, United States

Procter & Gamble
4 years 1 month

Director, Plant Finance (Controller)
October 2018 - June 2021 (2 years 9 months)
Iowa City, Iowa, United States

Plant Finance Manager
October 2018 - January 2021 (2 years 4 months)
Iowa City, Iowa Area

Senior Financial Analyst
June 2017 - October 2018 (1 year 5 months)
Cincinnati, OH

The Ohio State University Office of Treasury and Debt
Graduate Associate
July 2015 - May 2017 (1 year 11 months)
Columbus, Ohio Area

Procter & Gamble
MBA Summer Associate
May 2016 - August 2016 (4 months)

PNC Financial Services Group
4 years

Corporate Banking Officer- Treasury Management
February 2013 - July 2015 (2 years 6 months)
Cleveland, OH

Corporate Banking Analyst- Treasury Management
August 2011 - January 2013 (1 year 6 months)
►Responsible for providing comprehensive banking solutions to clients with revenue in excess of $500 million.

►Research, recommend and sell a broad range of receivables and payment solutions to help clients maximize cash flow, reduce costs, capitalize on growth opportunities and resolve working capital and efficiency challenges.

►Provide clients with better information, products and services to help them run their businesses smarter and more competitively.

►Help clients manage working capital more effectively and transition their receivables, payables, investments and information reporting activities from paper to electronic.

Education

The Ohio State University Fisher College of Business
Master of Business Administration (M.B.A.), Strategy/Finance · (2015 - 2017)

University of Louisville

BS, Finance · (2007 - 2011)